UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras announces teasers for the sale of downstream assets in Brazil

Rio de Janeiro, June 28, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the release issued on April 26, 2019, announces the beginning of the opportunity disclosure stage (teaser) related to the sale of refining and associated logistics assets in Brazil.

The divestments account for about 50% of the national refining capacity, with a total of 1.1 million barrels of processed oil per day, and include the sale of the following assets: Abreu e Lima Refinery (RNEST), Shale Industrialization Unit (SIX), Landulpho Alves Refinery (RLAM), Gabriel Passos Refinery (REGAP), Presidente Getúlio Vargas Refinery (REPAR), Alberto Pasqualini Refinery (REFAP), Isaac Sabbá Refinery (REMAN) and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), as well as the logistics assets integrated to these refineries.

The sale of these eight refineries will be carried out pursuant to the Petrobras’ divestment methodology, through independent competitive processes, which will take place in two phases.

The first phase, of which the opportunity disclosure stage begins today, includes the following refineries: RNEST in Pernambuco, RLAM in Bahia, REPAR in Paraná, and REFAP in Rio Grande do Sul, as well as their corresponding logistics assets. Teasers of this phase, which include key information about the assets and eligibility criteria for the selection of potential participants, are available on the Petrobras website: http://www.petrobras.com.br/ri.

Teasers of the second phase, comprising REGAP, REMAN, SIX and LUBNOR refineries and their corresponding logistics assets, will be released later this year.

The following key phases of the project will be timely informed to the market.

Downstream divestments are aligned with the company’s portfolio optimization and capital allocation improvement, aiming to maximize value for our shareholders.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website, which is accessible through hyperlink resulting from this URL, is not and shall not be deemed part of this report on Form 6-K.

This report on Form 6-K shall be deemed to be incorporated by reference into the Preliminary Prospectus Supplement, dated June 10, 2019, relating to the previously announced offer by Caixa Econômica Federal of common shares, including common shares represented by American depositary shares, of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer